

April 11, 2013

Via E-Mail
Mr. Kranti Kumar Kotni
Axiom Corp.
Enterprise Road, Industrial Area
P.O. Box 49000-00100
Nairobi, Kenya

> **Re:** **Axiom Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 9, 2013**
> **File No. 333-186078**

Dear Mr. Kotni:

We have reviewed your registration statement and have the following comment.

Prospectus Summary, page 7
Recent Developments, page 8

1. We note your response to comment 2 in our letter dated April 3, 2013. We also note disclosure on page three of the Agency Agreement, dated February 1, 2013 and filed as exhibit 10, that the Commission Agreement is attached. Please file a signed Agency Agreement, and the attached Commission Agreement, between you and Century Pillar Limited with your next amendment.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or, in his absence, Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-Mail
        Gregg Jaclin, Esq.